December 06, 2006

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:      Tripos, Inc.

            Form 10-K for the fiscal year ended December 31, 2005

            Form 10-Q for the quarterly period ended September 30, 2006

            SEC File No. 000-23666

Dear Mr. Krikorian:

We are in receipt of your letter dated November 20, 2006 addressed to John P. McAlister, III, President and Chief Executive Officer of Tripos, Inc.  We received this letter on December 04, 2006 and are currently working on responses to your comments.  We would like to request an extension of the 10 business day period referenced in the letter to prepare our responses.  We plan to file our responses as soon as possible, but no later than December 29, 2006.

You may contact me at 314-951-3366, by fax to 314-647-8108 or by email to yingling@tripos.com.

Sincerely,

TRIPOS, INC.

By:/s/ John D. Yingling
Name: John D. Yingling
Title:   Senior Vice President, Chief Financial Officer